Issuer-Represented Free Writing Prospectus

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus, dated June 8, 2016

Registration No. 333-211911

WSFS Financial Corporation

$100,000,000

4.50% Fixed-to-Floating Rate Senior Notes due 2026

Issuer:	WSFS Financial Corporation

Securities Offered:	4.50% Fixed-to-Floating Rate Senior Notes due 2026

Principal Amount Offered:	$100,000,000

Rating:*	Kroll: A-

Settlement Date:	June 13, 2016 (T+3)

Maturity Date:	June 15, 2026, unless previously redeemed

Reference Benchmark:	UST 1.625%, due May 15, 2026

Benchmark Yield:	1.702%

Spread to Benchmark:	+279.8 bps

Yield to Investors:	4.50%

Interest Rate:	4.50% per annum, from and including June 13, 2016 to but excluding June 15, 2021, payable semi-annually in arrears. From and including June 15, 2021 to the maturity date or early redemption date, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month LIBOR rate plus 330 basis points, payable quarterly in arrears.

Interest Payment Dates:	June 15 and December 15 of each year to but excluding June 15, 2021 and quarterly thereafter on March 15, June 15, September 15, and December 15 of each year through the maturity date or early redemption date. The first interest payment will be made on December 15, 2016.

Day Count Convention:	30/360 to but excluding June 15, 2021, and, thereafter, a 360-day year and the number of days actually elapsed.

Price to Public:	100% of the principal amount, plus accrued interest, if any, from June 13, 2016.

Use of Proceeds:	WSFS intends to use the net proceeds for general corporate purposes including financing organic growth, acquisitions, repurchases of common stock, and redemption of outstanding indebtedness.

Optional Redemption:	WSFS may, at its option, beginning with the interest payment date of June 15, 2021 and on any interest payment date thereafter, redeem the Notes issued thereby, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Notes will not be entitled to the benefit of any sinking fund. The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.

Subordination; Ranking:	The Notes will be senior unsecured indebtedness of WSFS Financial Corporation, will rank equally with its other senior unsecured indebtedness and will be effectively subordinated to secured indebtedness and structurally subordinated to the indebtedness of its subsidiaries. As of March 31, 2016, WSFS had no outstanding secured debt, $55 million in senior unsecured debt and its subsidiaries’ direct borrowings and deposit liabilities totaled approximately $5.0 billion.

Events of Default; Remedies:	The Notes will contain events of default, the occurrence of which may result in the acceleration of WSFS’s obligations under the Notes in certain circumstances.

Certain Covenants:	WSFS will issue the Notes under an indenture and a supplemental indenture, which are collectively referred to as the Indenture between WSFS and U.S. Bank National Association, as the trustee. The Indenture contains covenants that limit: (i) WSFS and WSFS Bank’s ability to sell or otherwise dispose of certain equity securities of WSFS Bank; (ii) WSFS Bank’s ability to issue certain equity securities; (iii) WSFS Bank’s ability to merge or consolidate, or lease, sell, assign or transfer all or substantially all of its assets; and (iv) WSFS and WSFS Bank’s ability to incur debt secured by certain equity securities of WSFS Bank. These covenants are subject to a number of important exceptions, qualifications and limitations.

Listing:	The Notes will not be listed on any national securities exchange or quoted on any automated quotation system. Currently, there is no public trading market for the Notes.

Denominations:	WSFS will issue the Notes only in denominations of $1,000 and integrals of $1,000 in excess thereof.

Further Issuances:	WSFS may, from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the Notes outstanding by issuing additional Notes in the future with the same terms as the Notes, except for the issue date and offering price, and such additional Notes shall be consolidated with the Notes issued in this offering and form a single series.

Trustee:	U.S. Bank National Association

Governing Law:	The Indenture and the Notes will be governed by the laws of the State of New York. The Indenture will be subject to the provisions of the Trust Indenture Act of 1939, as amended.

CUSIP/ISIN:	929328 AE2 / US929328AE25

Sole Book-Running Manager:	Sandler O’Neill + Partners, L.P.

Co-Lead Manager:	Keefe, Bruyette & Woods, A Stifel Company

Co-Manager:	Boenning & Scattergood, Inc.

*	Note: A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus supplement) on Form S-3 (File No. 333-211911) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Sandler O’Neill at (866) 805-4128.